September 13, 2007
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Cyberonics, Inc. (the “Company”) Form 10-K for the fiscal year ended April 27, 2007 Filed July 6, 2007 Form 10-K for the fiscal year ended April 28, 2006 File No. 000-19806
Dear Mr. Cascio:
Set forth below are the Company’s responses to the comment contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 31, 2007 (the “Comment Letter”). For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the Comment Letter.
Form 10-K for the fiscal year ended April 28, 2006
Consolidated Financial Statements
Note 1. Restatements, page F-7
1.	Please tell us where you have provided the following disclosures related to the restatement for stock-based compensation:
•	Financial statement footnote disclosure reconciling previously filed annual and quarterly financial information to the restated financial information on a line-by-line basis and for each material type of error separately.

•	Financial statement footnote disclosure of the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

•	Financial statement footnote disclosure for each annual period preceding the most recent three years, the information required by paragraph 45.c.2 of FASB

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
September 13, 2007

Statement No. 123, the restated stock compensation cost that should have been reported for each fiscal year.
Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants, available at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.
Response: The sample letter referred to in the Comment Letter was not available at the time the Company filed its Annual Report on Form 10-K for the Fiscal Year Ended April 28, 2006 (the “2006 Form 10-K”) on January 5, 2007 or at the time of the mailing of the Company’s Definitive Proxy Statement on January 8, 2007 (the “Proxy Statement”). As such, the guidance provided therein was not included in the 2006 Form 10-K.
The Company delayed the filing of the 2006 Form 10-K in order to finalize an investigation by the Audit Committee of the Board of Directors of the Company into certain stock options and related practices, procedures and accounting matters. Please see Note 1. Restatements in the Notes to the Consolidated Financial Statements in the 2006 Form 10-K for further detail. The results of the Audit Committee investigation were announced on November 20, 2006 and resulted in a restatement of prior fiscal periods to reflect additional stock-based compensation expense relating to stock option grants made during the period from fiscal years 1994 through 2006 (the “Restatement”), thus delaying the filing of the 2006 Form 10-K.
Due to the delayed filing of the 2006 Form 10-K, the Company became the subject of a delisting proceeding by its exchange, the NASDAQ Global Market (“NASDAQ”). On December 28, 2006, the Company received a letter from NASDAQ extending through January 29, 2007 the Company’s deadline for filing its delinquent SEC reports, including the 2006 Form 10-K; in the event that the Company was not able to file its delinquent report with the SEC on or before January 29, 2007, there would have been no assurance that NASDAQ would grant an additional extension of time to meet the Company’s filing requirements or that its common stock would remain listed on NASDAQ.
Also as a result of the delay in the filing of the 2006 Form 10-K, the Annual Stockholders Meeting was delayed until February 1, 2007. This date met the requirement set by the Chancery Court of Delaware to hold the Annual Stockholders Meeting by such date.
Due to the time constraints placed on the Company by both NASDAQ and the Chancery Court of Delaware, the Company filed its 2006 Form 10-K and mailed its Definitive Proxy Statement on January 5, 2007 and January 8, 2007, respectively, and thus did not have access to the sample letter referred to in the Comment Letter of the Staff at the time of filing.
The Company, in consultation with our independent auditors and outside counsel, used its best efforts to provide disclosure in its 2006 Form 10-K, which incorporated all guidance available at the time of filing. As an example, the Company included restatement information classified by income statement line, and reflecting the impact of the restatement for each of fiscal years

Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
September 13, 2007

2004 and 2005, and for each fiscal quarter of fiscal years 2005 and 2006. Further, the Company identified each “type of error,” provided the total amount of additional expense with respect to each “type of error,” tabulated the total impact of the additional expense for the fiscal years 1994 through 2005 (in Note 1. Restatements — pages numbers F-7 through F-14) and in Note 2. Summary of Significant Accounting Policies, page number F-16, presented the disclosures required by paragraph 45.c.2 of FASB 123 for the preceding three fiscal years.
The Company did not expand this tabulated information to reflect the amount of additional expense by “type of error” for each fiscal period, or the additional disclosures with respect to paragraph 45.c.2 of FASB 123 for the years preceding the last three years, because at the time of filing that particular disclosure guidance was not available, and when published and evaluated subsequent to our filing, the resultant tables and information were not deemed to be material.
Given all of the information disclosed in the 2006 Form 10-K, the Company believes that the information referred to in the sample letter would not provide any new material information to our stockholders or prospective investors.
We also note that since filing the 2006 Form 10-K we have filed a Form 10-K for the Fiscal Year Ended April 27, 2007.
Additionally, in making the responses contained in this letter to the comments of the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing made pursuant to this response letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing or with respect to this filing to the undersigned at (281) 228-7275.

Very truly yours,
/s/ GREGORY H. BROWNE
Gregory H. Browne
Vice President, Finance and Chief Financial Officer (Principal Financial Officer)